ChoiceTrade Holdings, Inc.

Consolidated Financial Statements

August 31, 2018 and 2017

RAM ASSOCIATES, CPAs
3240 East State Street Ext.
Hamilton, NJ 08619
Tel:609 631 9552/609 631 9553
Fax: 1 888 319 8898
pkram@ramassociates.us

ChoiceTrade Holdings, Inc.

TABLE OF CONTENTS



Ram Associates
CERTIFIED PUBLIC ACCOUNTANTS

FIRMFOUNDATION
INDEPENDENTLY OWNED MEMBER

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholders
of ChoiceTrade Holdings, Inc.

We have audited the accompanying consolidated financial statements of ChoiceTrade Holdings, Inc. (a Puerto Rico) corporation and subsidiary , which comprise the consolidated balance sheets as of August 31, 2018 and 2017, and the related consolidated statements of income, retained earnings, and cash flows for the years then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

3240 EAST STATE STREET EXT. • HAMILTON, NJ 08619 • (609) 631-9552/631-9553 • FAX (609) 587-8384
PKRAM@RAMASSOCIATES.US

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of ChoiceTrade Holdings Inc. and subsidiary as of August 31, 2018 and 2017, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Ram Associates

Ram Associates

Hamilton, NJ

October 26, 2018

ChoiceTrade Holdings, Inc.
Consolidated Balance Sheets
August 31,

Assets

	2018	2017
Current assets:		
Cash and cash equivalents	$ 256,947	$ 37,469
Clearing firm accounts	62,779	122,263
Other receivables	9,808	25,545
Prepaid expenses	5,464	5,127
Other current assets	197,158	204,309
Total current assets	**532,156**	**394,713**
Other assets		
Security deposits	5,745	5,745
Notes receivable	190,353	190,353
Total assets	**$ 728,254**	**$ 590,811**

Liabilities and Stockholder's Equity

	2018	2017
Current liabilities:		
Accounts payable and accrued expenses	$ 103,478	$ 138,569
Total current liabilities	**103,478**	**138,569**
Stockholder's equity:		
Preferred Stock - 100,000 shares, par value $0.01/share		
4,000 shares issued and outstanding	40	40
Common stock, $0.01 per share par value, 40,000,000 shares authorized,		
17,780,572 and 17,444,599 shares issued and outstanding		
as on August 31, 2018 and 2017, respectively	177,806	174,446
Additional paid-in capital	1,172,111	811,064
Accumulated deficit	(725,181)	(533,308)
Total stockholder's equity	**624,776**	**452,242**
Total liabilities and stockholder's equity	**$ 728,254**	**$ 590,811**

ChoiceTrade Holdings, Inc.
Consolidated Statements of Operations
For the years ended August 31,

	2018	2017
Net revenue	$ 940,728	$ 920,129
Cost of revenue	324,400	507,582
Gross profit	**616,328**	**412,547**
Operating expenses:		
General and administration expenses	643,374	558,229
Total operating expenses	643,374	558,229
Operating loss before other income	(27,046)	(145,682)
Interest income	2,173	2,022
Net loss	**$ (24,873)**	**$ (143,660)**

ChoiceTrade Holdings, Inc.

Consolidated Statements of Changes in Stockholders' Equity

For the years ended August 31, 2018 and 2017

	Common stock		Preferred stock				
	Number of Shares	Amount	Number of Shares	Amount	Additional Paid-in Capital	Accumulated Deficit	Total Stockholders' Equity
Balance at August 31, 2016	**17,276,192**	**$172,762**	**4,000**	**$ 40**	**$ 703,901**	**$ (289,648)**	**$ 587,055**
Issue of shares	168,407	1,684			107,163		108,847
Net loss						(143,660)	(143,660)
Dividend						(100,000)	(100,000)
Balance at August 31, 2017	**17,444,599**	**$174,446**	**4,000**	**$ 40**	**$ 811,064**	**$ (533,308)**	**$ 452,242**
Issue of shares	335,973	3,360			361,047		364,407
Net loss						(24,873)	(24,873)
Dividend						(167,000)	(167,000)
Balance at August 31, 2018	**17,780,572**	**$177,806**	**4,000**	**$ 40**	**$ 1,172,111**	**$ (725,181)**	**$ 624,776**

- see accompanying notes to financial statements -

ChoiceTrade Holdings, Inc.
Consolidated Statements of Cash Flows
For the years ended August 31,

	2018	2017
Cash flows from operating activities:		
Net loss	$ (24,873)	$ (143,660)
Adjustment to reconcile net loss to net cash provided by/ (used in) operating activities		
Changes in assets and liabilities:		
(Increase) decrease in:		
Clearing firm accounts	59,484	(33,855)
Other receivables	15,737	3,683
Prepaid expenses	(337)	963
Other current assets	7,151	12,363
Increase (decrease) in:		
Accounts payable and accrued expenses	(35,091)	97,788
Net cash provided by/ (used in) operating activities	**22,071**	**(62,718)**
Cash flows from financing activities:		
Issue of shares	3,360	1,684
Addition to paid-in capital	361,047	107,163
Dividend	(167,000)	(100,000)
Net cash provided by financing activities	**197,407**	**8,847**
Net increase/(decrease) in cash and cash equivalents	219,478	(53,871)
Cash at the beginning of the year	37,469	91,340
Cash at the end of the year	$ 256,947	$ 37,469
Supplementary disclosure of cash flows information		
Cash paid during the year for		
Interest	$ -	$ -
Income taxes	7,554	5,057

ChoiceTrade Holdings, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2018

1) Organization and description of business

ChoiceTrade Holdings, Inc. (the "Company") was incorporated in the State of Delaware on May 13, 2008 and was reincorporated in and re-domiciled to Puerto Rico on January 1, 2015. The re-domicile was done as a continuity in accounting and tax terms. From the period May 13, 2008 through January 1, 2015 the Company's main office was located in central New Jersey and thereafter, located in San Juan, Puerto Rico.

The Company owns 99.90% of LetsGoTrade, Inc. ("LGT"), which is a securities brokerage firm and is a registered broker-dealer with the Securities and Exchange Commission doing business as ChoiceTrade. It is also a member of the Financial Industry Regulatory Authority and the Securities Investor Protection Corporation. LetsGoTrade Inc. was incorporated in the State of Delaware on March 28, 2000 and was re-domiciled to Puerto Rico on January 13, 2017. The re-domicile was done as a continuity in accounting and tax terms. From the period September 1, 2016 through January 12, 2017 LGT's main office was located in central New Jersey and since January 13, 2017 LGT's main office is located in San Juan, Puerto Rico.

2) Summary of Significant Accounting Policies

a) Basis of consolidated financial statements

The consolidated financial statements include the financial statements of the Company and its subsidiaries. All significant related party accounts and transactions between the Parent and the Subsidiary have been eliminated upon consolidation. Previous year's numbers are regrouped wherever necessary.

b) Accounting Policies

These financial statements are prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America ("GAAP"); consequently, revenue is recognized when services are rendered and expenses reflected when costs are incurred.

c) Software Development Costs

Software development costs are expensed by the Company as incurred.

ChoiceTrade Holdings, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2018

d) *Use of Estimates*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and use assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates are often based on judgments, probabilities and assumptions that management believes are reasonable but that are inherently uncertain and unpredictable. Consequently, actual results could differ from those estimates.

Management periodically evaluates estimates used in the preparation of the financial statements for continued reasonableness. Appropriate adjustment, if any, to the estimates used are made prospectively based on such periodic evaluations.

e) *Cash and cash equivalents*

The Company considers all highly-liquid investments (including money market funds) with an original maturity at acquisition of three months or less to be cash equivalents.

f) *Other Receivables*

Other receivables represent amounts due from exchanges and other market centers. The balance due is generally paid within 30 days.

g) *Revenue Recognition*

The Company's revenue is primarily derived by its subsidiary LGT and its transactions revenues from commission related to domestic retail broker-dealers transactions in equity securities and to a lesser extent, payments from exchanges and other market centers, software and other administrative fees. Revenues from securities transactions are recognized on a settlement date basis and are executed by independent broker dealers and exchanges. Order flow revenues are accrued in the same period as the related securities transactions.

ChoiceTrade Holdings, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2018

h) *Credit and Business Concentration*

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and trade receivables. The Company maintains cash balances, which may exceed federally insured limits of $250,000. Credit risks associated with trade receivables is minimal due to the monthly settlement and ongoing procedures, which monitor the credit worthiness of its customers.

i) *Property and Equipment*

Property and equipment are stated at cost. Depreciation is provided for in amounts sufficient to relate the cost of depreciable assets to operations over their estimated useful lives by the straight-line method. Depreciation of an asset commences when the asset is put into use. The estimated useful lives of the related assets range from 5 to 7 years. The Company charges repairs and maintenance costs that do not extend the lives of the assets, to expenses as incurred.

Property and equipment consists of the following as on August 31,

	2018	2017
Property and equipment	$ 81,011	$ 81,011
Less: Accumulated depreciation	81,011	81,011
Property and equipment, net	$ **Nil**	$ **Nil**

Depreciation expenses during the year ended August 31, 2018 and 2017 was $Nil.

j) *Brokerage Activities*

All transactions for LGT's customers are cleared through a carrying broker-dealer (the "Clearing Firm") on a fully disclosed basis. Accordingly, open customer transactions are not reflected in the accompanying financial statements. LGT is exposed to credit losses in the event customers fail to satisfy their obligations in connection with their securities transactions.

As of August 31, 2018, and 2017, customers obligations to the Clearing Firm were collateralized by cash and securities with market value in excess of their obligations.

ChoiceTrade Holdings, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2018

k) *Uncertainty in Income Taxes*

Generally accepted accounting principles require the Company to evaluate and disclose any uncertain tax positions that could have an effect on the financial statements. At August 31, 2018 and 2017, the Company determined that it had no tax positions that did not meet the "more likely than not" threshold of being sustained upon examination by the applicable tax authorities. The Company files tax returns in the United States and the Commonwealth of Puerto Rico.

LGT filed tax returns in the United States Federal and New Jersey state jurisdictions for the period September 1, 2016 through January 12, 2017. For the period January 13, 2017 through August 31, 2018, the Company files tax returns in the United States and the Commonwealth of Puerto Rico.

These returns are generally subject to examination by the tax authorities for a period of three years after filing.

l) *Fair Value Measurements*

Fair value measurement guidance defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of the principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by the Financial Accounting Standards Board Accounting Standards Codification, FASB 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuations used to measure fair value into three broad levels;

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

ChoiceTrade Holdings, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2018

- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the company's own data).

The Company did not own any assets or owe any liabilities that were required to be defined under the approach at August 31, 2018 or August 31, 2017.

3) New Accounting Pronouncements

i) On November 17, 2016, the FASB issued ASU 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash. It is intended to reduce diversity in the presentation of restricted cash and restricted cash equivalents in the statement of cash flows. The new standard requires that restricted cash and restricted cash equivalents be included as components of total cash and cash equivalents as presented on the statement of cash flows. As a result, entities will no longer present transfers between cash and cash equivalents and restricted cash and restricted cash equivalents in the statement of cash flows. ASU 2016-18 is effective for annual periods beginning after December 15, 2017 including interim periods within those fiscal years. Earlier adoption is permitted.

ii) In January 2017, the FASB issued Accounting Standards Update No. 2017-01, clarifying the Definition of a Business, which clarifies and provides a more robust framework to use in determining when a set of assets and activities is a business. The amendments in this update should be applied prospectively on or after the effective date. This update is effective for annual periods beginning after December 15, 2017, and interim periods within those periods. Early adoption is permitted for acquisition or deconsolidation transactions occurring before the issuance date or effective date and only when the transactions have not been reported in issued or made available for issuance financial statements. The Company does not expect the adoption to have any significant impact on its Financial Statements.

4) Warrants

In consideration of various business arrangements and goodwill, the Company issued warrants to purchase shares of the Company's common stock. As of August 31, 2018, and 2017 there were 618,350 outstanding warrants. During the year ended

ChoiceTrade Holdings, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2018

August 31, 2017, warrants representing 50,000 shares were exercised at a strike price of $0.02 per share and additional warrants representing 55,850 shares were issued with strike price ranging from $0.02 to $1.0696 per share. Outstanding warrants as at August 31, 2018 and 2017 have strike price ranging from $0.02 to $1.0696 per share, with 50,000 expiring on August 31, 2019 and 568,350 having no expiration.

5) Prepaid Expenses

Prepaid expenses represent regulatory fees as on August 31, 2018 and 2017.

6) Other Current Assets

Other current assets represent employee and other advances as on August 31, 2018 and 2017.

7) Related Party Transactions

On January 31, 2017 through August 31, 2018 the Company utilized a service company owned by an officer of the Company and incurred $227,300 and $68,985 of consulting expenses for the year ended August 31, 2018 and 2017 respectively. As of August 31, 2018, and August 31, 2017, the Company had a net payable of Nil and $74 respectively to this service company.

Notes receivable shown on the Statements of Consolidated Balance Sheets, represents loans to officers. Interest has been accrued at the prevailing federal statutory rates for the years ended August 31, 2018 and 2017.

8) Regulatory Requirements

LGT is subject to the Uniform Net Capital Rule (the"Rule") under the securities Exchange Act of 1934 administered by the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority, Inc. ("FINRA") which requires the maintenance of minimum net capital. LetsGoTrade, Inc. had a minimum net capital requirement of $5,000 in 2018 and $6,491 in 2017. The Company had amounts in relation to the Rule as follows:

ChoiceTrade Holdings, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2018

		August 31, 2018		August 31, 2017
Net Capital	$	62,053	$	32,294
Required net capital		5,000		6,491
Excess net capital	$	57,053	$	25,803

The Rule also requires that the ratio of the aggregated indebtedness to net capital shall not exceed 15 to 1. The Company has amounts in relation to the Rule as follows:

	August 31, 2018		August 31, 2017
Aggregated Indebtedness	$ 51,002	$	97,381
Net Capital	62,053		32,294
Ratio	0.82 to 1		3.02 to 1

9) Commitments

The Company leases office facilities on month to month basis at 151 San Francisco Street, Suite #200, San Juan, Puerto Rico. The lease rental is $125 per month.

10) Income Taxes

Under the enactment of Act No. 20 of January 17, 2012, as amended (hereinafter, Act 20), a foreign corporation that becomes a domiciled corporation in Puerto Rico on or before December 31, 2035, will have a 4% tax rate on Puerto Rico income and a 60% exemption on municipal tax.

For the period September 1, 2016 through January 12, 2017, the Company operated under a Grant of Tax Exemption pursuant to terms of Act 20. Net income for the period September 1, 2016 through January 12, 2017, under Act 20 on a non-consolidated basis, was $124,678 and taxes paid were $5,057. For the period January 13, 2017 through August 31, 2017, the Company was no longer exempt under Act 20 because it was replaced as Grantee by its subsidiary LetGoTrade, Inc.

ChoiceTrade Holdings incurred losses between January 13, 2017 and August 31, 2017 of $13,780 and $183,852 of additional losses for the year ended August 31, 2018. To the extent allowable, those losses may be utilized to offset future years' taxable income and will expire in 2028. The Company has not recorded a deferred tax asset representing the potential income tax benefit that may arise in future years.

On November 15, 2016, the Puerto Rico Department of Economic Development and Commerce of the Commonwealth of Puerto Rico issued a Grant of Tax exemption to LetsGoTrade, Inc. pursuant to the terms of Act 20, covering the performance of eligible service activities for markets outside of Puerto Rico of Investment Banking and Financial Services. Services encompass broker-dealers offering self-directed investments in financial securities products. On January 13, 2017 LetsGoTrade replaced its parent ChoiceTrade Holdings as Grantee.

For the period January 13, 2017 through August 31, 2017, there were losses totaling $40,928 in the Puerto Rico Corporation. For the year ended August 31, 2018, a profit of $66,113 was realized. The tax year for LetsGoTrade, Inc. ends on March 31, 2019. The tax liability for the current year will be offset, to the extent of prior year losses.

11) Subsequent Events

On or about October 8, 2018 the Company purchased 49.99% of the web property BullsNBears.com from Dynasty Wealth LLC for cash and stock. BullsNBears is a financial content property that offers subscription-based products to the investing public. Pursuant to this Agreement, all brokerage activity for these subscription-based products will be conducted exclusively through the Company's broker-dealer subsidiary.

On or about October 15, 2018 the Company retained a business development team to build the Company's brand and its distribution through strategic alliances, to create new online educational content, to build out its research arm, and to create a publishing arm.

For the year ended August 31, 2018 the Company has evaluated subsequent events for potential recognition and disclosure through October 26, 2018, the date the financial statements were available for issuance. No reportable subsequent events have occurred through October 26, 2018 which would have a significant effect on the financial statements as of August 31, 2018, except as otherwise disclosed.